Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
Net loss ratio
Loss and loss adjustment expense, net	$1,062,240	$922,645	$380,372	$297,138
Net earned premium	1,576,987	1,532,138	544,256	516,166
Net loss ratio (1)	67.4%	60.2%	69.9%	57.6%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$397,802	$394,286	$126,928	$128,724
Segment revenue (3)	1,600,915	1,564,961	553,630	523,855
Expense ratio	24.8%	25.2%	22.9%	24.6%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	92.2%	85.4%	92.8%	82.2%
(Combined ratio = net loss ratio plus expense ratio)

Accident year loss ratio
Loss and loss adjustment expense, net	$1,062,240	$922,645	$380,372	$297,138
Add: Favorable (adverse) development	(21,623)	(1,259)	643	907

Accident year net loss and loss adjustment expense	$1,040,617	$921,386	$381,015	$298,045

Net earned premium	$1,576,987	$1,532,138	$544,256	$516,166
Add: Prior year reinstatement premium	—	3,177	—	—

Accident year net earned premium	$1,576,987	$1,535,315	$544,256	$516,166

Accident year net loss ratio	66.0%	60.0%	70.0%	57.7%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(2)	Sum of Other Expense for each of our insurance segments.

(3)	Sum of Segment Revenue for each of our insurance segments.

Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratios
(unaudited, in thousands except ratios)

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
Ratio of earnings to fixed charges
Interest factor of rent expense (4)	$4,077	$4,045	$1,346	$1,381
Interest expense	16,597	15,907	5,610	5,280
Capitalized interest	345	—	160	—

Total fixed charges	$21,019	$19,952	$7,116	$6,661

Earnings before income tax expense	$242,576	$354,790	$82,792	$132,012
Interest factor of rent expense (4)	4,077	4,045	1,346	1,381
Interest expense	16,597	15,907	5,610	5,280

Earnings per calculation	$263,250	$374,742	$89,748	$138,673

Ratio of earnings to fixed charges (5)	12.52	18.78	12.61	20.82

(4)	Estimated to be 33% of total rent expense.

(5)	Earnings per calculation divided by total fixed charges.